As filed with the Securities and Exchange Commission on May 31, 2024

Registration No. 333-275962

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CATALYST PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0837053
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

355 Alhambra Circle Suite 801 Coral Gables, Florida	33134
(Address of Principal Executive Offices)	(Zip Code)

2014 Stock Incentive Plan

(Full title of the plan)

Richard J. Daly

355 Alhambra Circle

Suite 801

Coral Gables, Florida 33134

(Name and address of agent for service)

(305) 420-3200

(Telephone number, including area code, of agent for service)

With a copy to:

Philip B. Schwartz, Esq.

Andrew E. Schwartz, Esq.

Akerman LLP

201 East Las Olas Boulevard

Suite 1800

Fort Lauderdale, Florida 33301

(954) 463-2700

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

Catalyst Pharmaceuticals, Inc. (the “Company”) is filing this Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-8 (File No. 333-275962) for the purpose of providing the auditor consent that was inadvertently omitted from the original filing, which consent is attached hereto as Exhibit 23.2. Other than the addition of the exhibit and the corresponding change to the exhibit index, the remainder of this Registration Statement remains unchanged.

This Post-Effective Amendment No. 1 does not reflect events occurring after the effective date of the Company’s Registration Statement or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 8.	Exhibits

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File Number	Date of Filing	Exhibit Number	Filed Herewith

3.1	Certificate of Incorporation	S-1	333-136039	7/25/2006	3.1

3.2	Amendment to Certificate of Incorporation	S-1	333-136039	7/25/2006	3.2

3.3	Amendment to Certificate of Incorporation	DEF 14A	001-33057	3/30/2015	Annex A

3.4	Amendment to Certificate of Incorporation	8-K	001-33057	8/21/2020	3.1

3.5	By-Laws	S-1	333-136039	9/1/2006	3.3

3.6	Amendment to By-Laws	8-K	001-33057	11/27/2019	3.1

5.1	Opinion of Akerman LLP	S-8	333-275962	12/8/2023	5.1

10.1(a)	2014 Stock Incentive Plan	DEF 14A	001-33057	3/19/2014	Annex A

10.1(b)	Amendment No. 1 to 2014 Stock Incentive Plan	DEF 14A	001-33057	4/29/2016	Annex A

10.1(c)	Amendment No. 2 to 2014 Stock Incentive Plan	DEF 14A	001-33057	4/14/2017	Annex A

23.1	Consent of Grant Thornton LLP	S-8	333-275962	12/8/2023	23.1

23.2	Consent of Deloitte & Touche LLP					X

23.3	Consent of Akerman LLP (contained in Exhibit 5.1)

24.1	Power of Attorney (included in the signature page hereto)					X

107	Filing Fee Table	S-8	333-275962	12/8/2023	107

Item 9.	Undertakings

(a)	The undersigned Company hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included on a post-effective amendment by those paragraphs is contained in periodic reports filed by or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(a)	Not applicable.

(b)

The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on behalf of the undersigned, thereunto authorized, in the City of Coral Gables, State of Florida, on the 31st day of May, 2024.

CATALYST PHARMACEUTICALS, INC.

By:	/s/ Richard J. Daly
Richard J. Daly
President and CEO

Each person whose signature appears below hereby constitutes and appoints Richard J. Daly and Michael W. Kalb, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place, and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments or supplements hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them, or this or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard J. Daly Richard J. Daly	President, Chief Executive Officer, and Director (Principal Executive Officer)	May 31, 2024

/s/ Michael W. Kalb Michael W. Kalb	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 31, 2024

/s/ Patrick J. McEnany Patrick J. McEnany	Chairman of the Board of Directors	May 31, 2024

/s/ Donald A. Denkhaus Donald A. Denkhaus	Director	May 31, 2024

/s/ Molly Harper Molly Harper	Director	May 31, 2024

/s/ Charles B. O’Keeffe Charles B. O’Keeffe	Director	May 31, 2024

/s/ Tamar Thompson Tamar Thompson	Director	May 31, 2024

/s/ David S. Tierney, M.D. David S. Tierney, M.D.	Director	May 31, 2024

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